SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For April 30, 2003

Commission File Number: 1-14732

National Steel Company
(Translation of registrant's name into English)

Rua Lauro Müller, 116 - 36° andar
Rio de Janeiro, RJ – Brazil
(Address of principal executive offices)

             Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

             Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

             Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

             Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

             If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

             The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

             This Report contains English translations of the minutes of the April 29, 2003 regular and special shareholders meeting and the special meeting of the Board of Directors on that date, a notice to Shareholders regarding the date of payment of, and record date for, the previously announced interest on equity and dividends approved at the shareholders meeting and a fato relevante with respect to the previously announced asset reappraisal approved at the shareholders meeting.

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SIGNATURE

             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Companhia Siderúrgica Nacional By: /s/ Otávio de Garcia Lazcano Name: Otávio de Garcia Lazcano Title: Principal Financial Officer

Dated April 30, 2003

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